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For Immediate Release

Date:  September 15, 1998

Guidant Contacts:
Todd McKinney, Investor Relations, 317/971-2094
Carol A. Lindahl, Media Relations, 651/582-4461
Rob Allen, Media Relations, 317/971-2031

InControl Contacts:
Phil M. Okeson, 425/861-9800. Ext. 157
Sean M. Cleary, 425/861-9800. Ext 660

              GUIDANT  COMPLETES TENDER OFFER FOR INCONTROL, INC.

     INDIANAPOLIS, Ind. and REDMOND, Wash.--SEPTEMBER 15, 1998--Guidant Corporation (NYSE: GDT; PCX:GDT) and InControl, Inc. (Nasdaq: INCL) today announced that Guidant has completed its cash tender offer for all of the outstanding shares of common stock of InControl at a price of $6.00 per share. The tender offer expired, as scheduled, at midnight, New York City time, on September 14, 1998.

     Guidant today accepted for payment all of the approximately
21,346,323 shares of InControl's common stock that had been validly tendered, including approximately 862,077 shares tendered pursuant to notices of guaranteed delivery. The shares tendered represent approximately 97.7% of the outstanding shares of InControl. Guidant and InControl now will complete a merger under which the remaining outstanding shares of InControl common stock will be converted into the right to receive $6.00 per share in cash.

     The operations of InControl will be integrated into Guidant's Cardiac Rhythm Management (CRM) Group, headquartered in St. Paul, Minnesota. "The acquisition of InControl, with its unmatched understanding of device treatment of atrial arrhythmias and significant patent portfolio, greatly enhances our on-going work in creating devices that treat multiple heart rhythm disorders," according to Jay Graf, president of the CRM Group. "The acquisition complements out leadership position in the treatment of ventricular arrhythmias and creates exciting new opportunities for devices designed to provide physicians with maximum flexibility in matching therapy to patient need."

     As previously announced, the acquisition will be accounted for under the purchase method and will result in a one-time charge of approximately $90 million, which represents the value assigned to purchased research and development. This charge will be recorded in the third quarter.

     A global leader in the medical device industry, Guidant Corporation, based in Indianapolis, Indiana, provides innovative, minimally invasive and cost-effective products and services for the treatment of cardiovascular and vascular disease.

     InControl, Inc., based in Redmond, Washington, is a pioneer in the design, development and manufacture of implantable atrial defibrillators and related products.

     For more information on Guidant, visit Guidant's web site at http://www.guidant.com.

     For more information on InControl, visit InControl's web site at http://www.incontrol.com.